Response Biomedical Corporation Announces Initiation of Respiratory
Syncytial Virus Infection Clinical Trial

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, December 2, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced the initiation of a clinical trial of the Company’s RAMP® test to detect Respiratory Syncytial Virus (RSV). Prospective data from the clinical study is expected to be used to support a submission to the U.S. Food and Drug Administration (FDA) and other regulatory jurisdictions for market clearance of the 3M Rapid Detection RSV test for clinical use. The study is designed to demonstrate the performance characteristics of the RSV test versus standard laboratory culture and Direct Fluorescence Staining Assay (DFSA) for RSV using multiple sample types. The study is a multi-centre prospective clinical study to be conducted in North America at approximately eight clinical sites.

“We are excited to commence this clinical trial, which is the second clinical indication in infectious diseases developed for 3M Health Care,” said S. Wayne Kay, Chief Executive Officer. “RSV is a very common disease that affects most children in their first two years of life. RSV is also common in the elderly and is often confused with influenza. There remains a significant clinical need for a rapid test that provides high clinical sensitivity for RSV compared to viral culture or DFSA.”

The successful development of this test would allow physicians to quickly diagnose the presence or absence of RSV virus and optimize the clinical management of the RSV positive patient. A highly sensitive and rapid RSV test would allow more effective management of large RSV outbreaks and reduce the amount of unnecessary antibiotic administrations.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In late 2006, the Company formed a strategic alliance with 3M to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

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In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:

Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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